Press release

Date
April 8, 2010

Danfoss A/S and Danfoss Acquisition, Inc.

Extend Offer of $13.25 per share of Sauer-Danfoss Inc.

Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. (the “Purchaser”) announced today that they have extended their cash tender offer  (the “Offer”) to acquire all the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss and its subsidiaries for $13.25 per share. The Offer will now expire at 5:00 p.m. New York City time on April 9, 2010, unless further extended.  All other terms and conditions of the tender offer, including the offer price of $13.25 per share, remain unchanged.

Danfoss and the Purchaser have extended the expiration date of the Offer in light of the distribution by Sauer-Danfoss of additional information via its filing with the Securities and Exchange Commission (the “SEC”) of amendments to its Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3 with respect to the Offer in response to comments received by Sauer-Danfoss from the Staff of the SEC.

The depositary for the Offer has informed Danfoss and the Purchaser that, as of 5:00 p.m. on Wednesday, April 7, 2010, approximately 3,905,688 shares have been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery).

About Danfoss (www.danfoss.com): Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Sauer-Danfoss common stock. The solicitation of offers to sell shares of Sauer-Danfoss common stock is made pursuant to a tender offer statement on Schedule TO, as amended, and an offer to purchase and related materials filed with the SEC by Danfoss and the Purchaser. Sauer-Danfoss stockholders are urged to read the tender offer statement on Schedule TO, as amended, the offer to purchase, Sauer-Danfoss’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.  Investors can also obtain the tender offer statement and related documents without charge by directing a request to The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.